SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT FUND — II
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT FUND — II
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Landes
28 State Street, 40th Floor
Boston, MA  02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

January 3, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,000,000 (a)  Amount of Filing Fee:  $229.20 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.

(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.               SUMMARY TERM SHEET.

As stated in the offering documents of Gottex Multi-Asset Endowment Fund — II (the "Fund"), the Fund is offering to purchase shares of beneficial interest in the Fund ("Shares") from shareholders of the Fund ("Shareholders") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Shareholder desires to tender).  The offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on January 31, 2012 (the "Expiration Date") unless the Offer is extended.  The net asset value of the Shares will be calculated for this purpose as of January 31, 2012 (the "Valuation Date").  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.  The Fund will review the net asset value calculation of Shares during the Fund's audit for its fiscal year ending March 31, 2012, which the Fund expects will be completed by the end of May 2012 and the audited net asset value will be used to determine the final amount to be paid for tendered Shares.

Shareholders may tender all or a portion of their Shares (defined as a specific dollar value or as a number of Shares) above the required minimum capital account balance.  Each Shareholder that tenders Shares that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund's Amended and Restated Declaration of Trust (the "Declaration")), determined as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment").  Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2012, over (b) the Initial Payment (the "Contingent Payment").  The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares.  The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year.  It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2012.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder.  Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

A Shareholder that tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus).

The Offer remains open to Shareholders until 12:00 midnight, Eastern Time, on January 31, 2012, the expected expiration date of the Offer ("Expiration Date").  Until this time, Shareholders have the right to change their minds and withdraw the tenders of their Shares.

If Shareholders wish to tender Shares pursuant to the Offer, they should mail a completed and executed Letter of Transmittal to JD Clark & Company at 2225 Washington Blvd., Suite 300, Ogden, UT 84401, Attention: Jill Calton, Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to JD Clark, at (801) 737-8080.  The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on the Expiration Date.  If the Shareholder chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to JD Clark promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern time, on January 31, 2012).

Of course, the value of the Shares will change between January 3, 2012 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date.  Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact JD Clark Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).  Please see Item 4(a)(9) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (i.e., more than $2,000,000 of Shares are duly tendered).

Please note that just as each Shareholder has the right to withdraw the tender of its Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on January 31, 2012.  Also realize that although the Offer expires on January 31, 2012, a Shareholder that tenders all of its Shares will remain a Shareholder in the Fund notwithstanding the Fund's acceptance of the Shares for purchase through the Valuation Date.  Accordingly, the value of tendered Shares will remain at risk, until the Valuation Date, because of its investment pursuant to the Fund's investment program.

ITEM 2.               ISSUER INFORMATION.

(a)           The name of the issuer is Gottex Multi-Asset Endowment Fund — II.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company.  It is organized as a Delaware statutory trust.  The principal office of the Fund is located at 28 State Street, 40th Floor, Boston, MA  02109, and the telephone number is (888) 946-8839.

(b)           The title of the securities that are the subject of the Offer is shares of beneficial interest in the Fund.  As of January 3, 2012, there was a total outstanding capital value for the Fund of approximately $25 million, represented by Shares (based on the estimated unaudited net asset value of such Shares).  Subject to the conditions set forth in the Offer, the Fund will purchase up to $2,000,000 of Shares that are tendered by Shareholders and not withdrawn as described above in Item 1, subject to any extension of the Offer.

(c)           Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Declaration.

ITEM 3.               IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person is Gottex Multi-Asset Endowment Fund — II. The Fund's principal executive office is located at 28 State Street, 40th Floor, Boston, MA 02109, and the telephone number is (888) 946-8839.  The Investment Adviser of the Fund is Gottex Fund Management Ltd. (the "Adviser").  The principal executive office of the Adviser is located at 28 State Street, 40th Floor, Boston, MA  02109 and the telephone number is (617) 532-0200.  The Fund's Trustees are Bruce Dresner, William Landes, Jeanne Mockard and Jonas Siegel.  Their address is c/o Gottex Fund Management Ltd., 28 State Street, 40th Floor, Boston, MA 02109.

ITEM 4.               TERMS OF THIS TENDER OFFER.

(a)(1)      Subject to the conditions set forth in the Offer, the Fund will purchase up to $2,000,000 of Shares that are tendered by Shareholders and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on the Expiration Date, or any later date as corresponds to any extension of the offer.

(2)           The purchase price of Shares tendered to the Fund for purchase will be their net asset value as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment").  Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2012, over (b) the Initial Payment (the "Contingent Payment").  The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares.  The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year.  It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2012.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder.  Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

A Shareholder who tenders for repurchase only a portion of such Shareholder's Shares will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus).

A copy of:  (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Shareholders that will be sent in connection with the Fund's acceptance of tenders of Shares, are attached hereto as Exhibits A, B, C, D and E, respectively.

(3)   The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, January 31, 2012.

(4)   Not Applicable.

(5)   The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the close of business on January 31, 2012 if the Offer expires on the initial Expiration Date or, if the Offer is extended, up to one month after the Expiration Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(6)   A tender of Shares may be withdrawn at any time before 12:00 midnight, Eastern Time, January 31, 2012.

(7)   Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to JD Clark at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to JD Clark, at the fax number set forth on page 2 of the Offer.  The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by facsimile transmission.  A Shareholder choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal to JD Clark promptly thereafter.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(6).  To be effective, any notice of withdrawal must be timely received by JD Clark at the address or fax number set forth on page 2 of the Offer.  A form to use to give notice of withdrawal of a tender is available by calling JD Clark at the telephone number indicated on page 2 of the Offer.  A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, subsequent to the withdrawal of tendered Shares, Shares may be tendered again prior to the Expiration Date by following the procedures described above.

(8)   For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered when it gives written notice to the tendering Shareholder of its election to purchase such Shareholder's Shares.

(9)   If more than $2,000,000 of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase.  In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in (5) above.

(10)         The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced to the extent that additional subscriptions for Shares are made by new or existing Shareholders.

(11)         Not Applicable.

(12)         The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.  Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares.  However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes.  Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

(i)             Not Applicable.

(ii)            Not Applicable.

(iii)           Not Applicable.

(iv)           Not Applicable.

(v)            Not Applicable.

(vi)           Not Applicable.

ITEM 5.               PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Prospectus, which was provided to each Shareholder in advance of purchasing Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that Gottex Fund Management Ltd., the investment adviser of the Fund, expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders twelve times each year, effective as of the last day of each calendar month.  The Fund has not previously offered to purchase Shares from Shareholders.  Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:  (i) the Fund and the Adviser or any Trustee of the Fund or any person controlling the Fund or controlling the Adviser or any Trustee of the Fund; and (ii) any person, with respect to Shares.

ITEM 6.               PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)           The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set forth in the Prospectus and the Declaration.

(b)           Shares that are tendered to the Fund in connection with the Offer will be retired.  The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so.

(c)           The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration or other actions that may impede the acquisition of control of the Fund by any person.

However, the Fund has been informed that Gottex Fund Management, Ltd., the Adviser, plans to submit for purchase by the Fund, pursuant to this Offer, approximately one-third to one-half of the value of its Shares in the Fund.  To the Fund's knowledge, no other executive officer, trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, trustee or other affiliate of the Fund pursuant to the Offer.

ITEM 7.               SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $2,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources:  (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below.  The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)           Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, UMB Bank, n.a., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund.

(c)           Not Applicable.

(d)           Not Applicable.

ITEM 8.               INTEREST IN SECURITIES OF THE ISSUER.

(a)           Based on January 1, 2012 estimated values, the following persons may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund, hold Shares: Gottex Fund Management Ltd. has made an investment of approximately $7 million or 28% of the outstanding shares.

(b)           There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager except that the Adviser made an investment of approximately $7 million in the Fund as of January 1, 2012.

ITEM 9.               PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.             FINANCIAL STATEMENTS.

(a)(1)      Because the Fund has not yet commenced operations, the Fund has not prepared any financial statements except for its initial seed capital financial statements.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)           Not Applicable.

(4)           The Fund does not have book value per share information.

(b)           The Fund's assets will be reduced by the amount of the tendered Shares that are repurchased by the Fund.  Thus, income relative to assets may be affected by the Offer.  The Fund does not have earnings or book value  per share information.

ITEM 11.             ADDITIONAL INFORMATION.

(a)(1)	None.

(2)	None.

(3)	Not Applicable.

(4)	Not Applicable.

(5)	None.

(b)	None.

ITEM 12.             EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT FUND — II

By:	/s/ Wade Boylan

Name: Wade Boylan

Title: Chief Financial Officer
January 3, 2012

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B.	Notice of Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of Tenders of Shares.

Exhibit A

Gottex Multi-Asset Endowment Fund – II
28 State Street, 40th Floor,
Boston, MA  02109

*           *           *

If you do not want to sell your shares at this time, please disregard this notice. This is solely a notification of the Fund’s tender offer.

*           *           *
January 3, 2012

Dear Gottex Multi-Asset Endowment Fund – II shareholder:

We are writing to inform you of important dates relating to a tender offer by Gottex Multi-Asset Endowment Fund – II (the "Fund").  If you are not interested in tendering your shares of beneficial interest in the Fund ("Shares") at this time, please disregard this notice and take no action.

The tender offer period will begin on January 3, 2012 and will end at 12:00 midnight, Eastern Time, on January 31, 2012.  The purpose of the tender offer is to provide liquidity to Shareholders.  Shares may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than January 31, 2012.  Shares that are tendered by Shareholders will be purchased  by the Fund at a price equal to their net asset value as of January 31, 2012.  Any payment will be made after that date as described in greater detail in the attached Offer to Purchase.  If you do not wish to tender your Shares, simply disregard this notice.  No action is required if you do not wish to tender any portion of your Shares at this time.

Please review the attached Offer to Purchase carefully which describes the schedule for payment of tender offer proceeds.

All tenders of Shares must be received by JD Clark & Company (“JD Clark”) either by mail or by fax in good order by January 31, 2012.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment Fund – II

EXHIBT B

Offer to Purchase

Gottex Multi-Asset Endowment Fund – II

OFFER TO PURCHASE UP TO $2 MILLION OF OUTSTANDING SHARES AT NET ASSET VALUE
DATED JANUARY 3, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, JANUARY 31, 2012,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of

Gottex Multi-Asset Endowment Fund – II:

Gottex Multi-Asset Endowment Fund – II, a closed-end, diversified, management investment company organized as a Delaware statutory trust (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $2 million of shares of beneficial interest in the Fund ("Shares") or portions thereof pursuant to tenders by shareholders of the Fund ("Shareholders") at a price equal to their net asset value as of January 31, 2012 (the “Valuation Date”), if the Offer expires on January 31, 2012 (the "Expiration Date").  This Offer is being made to all Shareholders and is not conditioned on any minimum number of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability.

Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date.  Accordingly, the value of tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact JD Clark & Company (“JD Clark”) at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).  Shareholders desiring to tender all or a portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

*           *           *

Gottex Multi-Asset Endowment Fund – II

IMPORTANT
None of the Fund, its investment adviser or its Board of Trustees makes any recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions as to tender Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to as to whether Shareholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the letter of transmittal. If given or made, any such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to JD Clark.

JD Clark & Company
803 W Michigan St
Milwaukee, WI  53233

Attn: Tender Offer Administrator

Phone:  (888) 946-8839

Fax:     (816) 860-3140

Gottex Multi-Asset Endowment Fund – II

TABLE OF CONTENTS

1.	BACKGROUND AND PURPOSE OF THE OFFER	B-3

2.	OFFER TO PURCHASE AND PRICE	B-3

3.	AMOUNT OF TENDER	B-4

4.	PROCEDURE FOR TENDERS	B-4

5.	WITHDRAWAL RIGHTS	B-5

6.	PURCHASES AND PAYMENT	B-5

7.	CERTAIN CONDITIONS OF THE OFFER	B-6

8.	CERTAIN INFORMATION ABOUT THE FUND	B-7

9.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	B-8

10.	MISCELLANEOUS	B-8

Gottex Multi-Asset Endowment Fund – II

SUMMARY TERM SHEET

•
As stated in the offering documents of Gottex Multi-Asset Endowment Fund – II (hereinafter "we" or the "Fund"), we will purchase your shares of beneficial interest ("Shares") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender).  This offer to purchase Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on January 31, 2012 unless the Offer is extended (the "Expiration Date").

•
The net asset value of the Shares will be calculated for this purpose as of January 31, 2012 (the "Valuation Date").  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.  The Fund will review the net asset value calculation of the Shares during the Fund's audit for its fiscal year ending March 31, 2012, which the Fund expects to be completed by the end of May 2012 and the audited net asset value will be used to determine the final amount paid for tendered Shares.

•
You may tender all or a portion of your Shares defined as a specific dollar value or a portion of your Shares above the required minimum capital account balance.  If you tender all or a portion of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Shares tendered (valued in accordance with the Fund's Amended and Restated Declaration of Trust (the "Declaration")), determined as of the Valuation Date.

•
If you tender all of your Shares, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the Declaration) equal to 95% of the unaudited net asset value of your Shares (the "Initial Payment") which will generally be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

•
The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Shares tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment.  The Contingent Payment will be payable promptly after the completion of the Fund's next annual audit.

•
If you tender a portion of your Shares, the Note will entitle you to a payment in cash/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares which will generally be paid to you approximately one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after we have received at least 95% of the aggregate amount withdrawn from such portfolio funds.

Gottex Multi-Asset Endowment Fund – II

•
If you tender only a portion of your Shares you will be required to maintain a capital account balance equal to $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus), or such other amount as is determined by the Board of Trustees.  We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

•
If we accept the tender of all or a portion of your Shares, we will pay you your proceeds from:  cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not intend to do).  Please refer to Item 7 below for a discussion of certain conditions of the offer.

•
Following this summary is a formal notice of our offer to repurchase your Shares.  Our Offer remains open to you until 12:00 midnight, Eastern Time, on January 31, 2012, the expected expiration date of the Offer.  Until that time, you have the right to change your mind and withdraw any tender of your Shares.  You will also have the right to withdraw the tender of your Shares at any time after January 31, 2012, assuming your Shares have not yet been accepted for repurchase.

•
If you would like us to repurchase your Shares, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to  JD Clark & Company, Tender Offer Administrator,803 W Michigan St., Milwaukee, WI  53233; or (ii) fax it to, Tender Offer Administrator at (816) 860-3140, so that it is received before 12:00 midnight, eastern time, on January 31, 2012.

•
If you would like to obtain the estimated net asset value of your Shares, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact, Tender Offer Administrator at JD Clark, at (888) 946-8839, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).

•
The Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on January 31, 2012, if certain conditions are met.  Also realize that although the Offer expires on January 31, 2012, you will remain a Shareholder of the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through the Valuation Date.  Accordingly, the value of your tendered Shares will remain at risk until the Valuation Date, because of its investment pursuant to the Fund's investment program.

Gottex Multi-Asset Endowment Fund – II

1.           BACKGROUND AND PURPOSE OF THE OFFER.  The purpose of this Offer is to provide liquidity to Shareholders who hold Shares, as contemplated by and in accordance with the procedures set forth in the Fund's Prospectus dated November 16, 2010, as amended on December 7, 2011 (the "Prospectus"). The Prospectus, which was provided to each Shareholder in advance of subscribing for Shares, provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that Gottex Fund Management Ltd., the investment adviser of the Fund (the "Adviser"), expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders twelve times each year, effective as of the last day of each calendar month.  The Fund has not previously offered to purchase Shares from Shareholders.  Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board of Trustees has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Shares tendered.  These risks include the potential for greater volatility due to decreased diversification.  A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced to the extent that additional subscriptions for Shares are made by new or existing Shareholders.

Shares that are tendered to the Fund in connection with this Offer will be retired.  The Fund may accept subscriptions for Shares on the first day of each month, but is under no obligation to do so.

2.           OFFER TO PURCHASE AND PRICE.  Subject to the conditions of the Offer, the Fund will purchase up to $2 million of Shares that are tendered by Shareholders and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on the Expiration Date.  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The purchase price of Shares tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6.  The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

As of January 3, 2012, the Fund had a total outstanding capital value of approximately $25 million.  Shareholders may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting JD Clark at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:00 a.m. to 4:00 p.m. (Mountain Time).

Gottex Multi-Asset Endowment Fund – II

3.           AMOUNT OF TENDER.  Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares defined as a specific dollar value or the portion of their Shares above the required minimum capital account balance, as described below.  A Shareholder that tenders for repurchase only a portion of its Shares will be required to maintain a capital account balance equal to $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus).  If a Shareholder tenders an amount that would cause the Shareholder's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Shareholder so that the required minimum balance is maintained.  The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $2 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $2 million of Shares are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Shares that the Fund is offering to purchase.  In the event the amount of Shares duly tendered exceeds the amount of Shares the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Shares, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Shares duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.           PROCEDURE FOR TENDERS.  Shareholders wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal to JD Clark & Company at 803 W Michigan St., Milwaukee, WI  53233, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to JD Clark, at the fax number set forth on page 2.  The completed and executed Letter of Transmittal must be received by JD Clark, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on the Expiration Date.

The Fund recommends that all documents be submitted to JD Clark via certified mail, return receipt requested, or by facsimile transmission.  A Shareholder choosing to fax a Letter of Transmittal to JD Clark must also send or deliver the original completed and executed Letter of Transmittal to JD Clark promptly thereafter.  Shareholders wishing to confirm receipt of a Letter of Transmittal may contact JD Clark & Company at 803 W Michigan St, Milwaukee, WI  53233, , Tender Offer Administrator or at the telephone number set forth on page 2.  The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including, but not limited to, the failure of JD Clark to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  None of the Fund, the Adviser or the Board of Trustees shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

Gottex Multi-Asset Endowment Fund – II

5.           WITHDRAWAL RIGHTS.  Any Shareholder tendering Shares pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date assuming such Shareholder's Shares has not yet been accepted for purchase by the Fund.  To be effective, any notice of withdrawal of a tender must be timely received by JD Clark & Company at 803 W Michigan St, Milwaukee, WI  53233, Tender Offer Administrator or the fax number set forth on page 2.  A form to use to give notice of withdrawal of a tender is available by calling JD Clark at the telephone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding.  A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.           PURCHASES AND PAYMENT.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  As stated in Section 2 above, the purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date.

If a Shareholder tenders all of its Shares, the Note will entitle the Shareholder to an initial payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 95% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the "Initial Payment").  Payment of this amount will be made up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Shares, within approximately ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

The Note will also entitle the Shareholder to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Shares tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for its fiscal year ending March 31, 2012, over (b) the Initial Payment (the "Contingent Payment").  The Note will be delivered to the tendering Shareholder in the manner set forth below within ten calendar days after the acceptance of the Shareholder's Shares.  The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year.  It is anticipated that the audit of the Fund's financial statements will be completed within 60 days after March 31, 2012.

If a Shareholder tenders a portion of its Shares, the Note will entitle the Shareholder to a payment in cash and/or marketable securities (valued in accordance with the Declaration) equal to 100% of the unaudited net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  Payment pursuant to the Note will be made to the Shareholder approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such portfolio funds.

Gottex Multi-Asset Endowment Fund – II

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Trustees determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Shareholders of the Fund.

The Note pursuant to which a tendering Shareholder will receive payment (the "Cash Payment") will be mailed directly to the tendering Shareholder.  Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed $2 million, (unless the Fund elects to purchase a greater amount) will be derived from:  (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below.  The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above.  Neither the Fund, nor the Board of Trustees, nor the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.  If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, UMB Bank, n.a., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account.  The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Shareholders or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.           CERTAIN CONDITIONS OF THE OFFER.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension.  The purchase price of Shares tendered by any Shareholder will be the net asset value thereof as of the Valuation Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, and as may be required by the federal securities laws, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Gottex Multi-Asset Endowment Fund – II

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.           CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company.  It is organized as a Delaware statutory trust.  The principal office of the Fund is located at 28 State Street, 40th Floor, Boston, MA  02109, and the telephone number is (888) 946-8839. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Trustees, to fill any existing vacancy on the Board of Trustees or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to finance any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Declaration or other actions that may impede the acquisition of control of the Fund by any person.

Based on January 1, 2012 estimated values, the following persons may be deemed to control the Fund, may control a person that controls the Fund and/or may be controlled by a person controlling the Fund: Gottex Fund Management Ltd. (approximately 28% of the outstanding Shares of the Fund).

Gottex Multi-Asset Endowment Fund – II

The Fund has been informed that Gottex Fund Management, Ltd., the Adviser, plans to submit for purchase by the Fund, pursuant to this Offer, approximately one-third to one-half of the value of its Shares in the Fund.  To the Fund's knowledge, no other executive officer, manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Shares of any other executive officer, manager or other affiliate of the Fund pursuant to the Offer.

There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any manager or any person controlling the Fund or the Adviser or any manager except that the Adviser made an investment of approximately $7 million in the Fund as of January 1, 2012.

9.           CERTAIN FEDERAL INCOME TAX CONSEQUENCES.  The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer.  Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

In general, a Shareholder from whom Shares (held as capital assets) are purchased by the Fund may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder's adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder's holding period for the Shares. Generally, a Shareholder's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of.  In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.  Any loss realized by a Shareholder on a disposition of Shares held by the Shareholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Shareholder (or amounts credited as undistributed capital gains) with respect to such Shares.  However, in certain cases, amounts received by a Shareholder from the Fund may be treated as a "dividend" for income tax purposes.  Shareholders should consult their tax advisors with respect to the tax consequences of a purchase of their Shares by the Fund pursuant to the Offer.

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, the Shareholder will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

10.           MISCELLANEOUS.  The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Gottex Multi-Asset Endowment Fund – II

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting JD Clark at the address and telephone numbers set forth on page 2 or from the SEC's internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Shares in

GOTTEX MULTI-ASSET ENDOWMENT FUND – II

Tendered Pursuant to the Offer to Purchase
Dated January 3, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 31, 2012, UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return Or Deliver To:

JD Clark & Company
803 W Michigan St.

Milwaukee, WI  53233

Attn:  Tender Offer Administrator

For additional information:

Phone:  (888) 946-8839

Fax:     (816) 860-3140

Gottex Multi-Asset Endowment Fund – II

Ladies and Gentlemen:

The undersigned hereby tenders to Gottex Multi-Asset Endowment Fund – II (the "Fund"), a closed-end, diversified, management investment company organized under the laws of the State of Delaware, the shares of beneficial interest in the Fund ("Shares") or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated January 3, 2012 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").  THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Shares tendered hereby pursuant to the Offer.  The undersigned hereby warrants that the undersigned has full authority to sell the Shares tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Shares in the Fund or portions thereof tendered hereby.

A promissory note for the purchase price will be mailed to the undersigned.  The initial payment of the purchase price for the Shares tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned.  The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering Shareholder in the sole discretion of the Board of Trustees of the Fund.

The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase.  Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of the funds to the undersigned's account.  The undersigned recognizes that the amount of the purchase price for Shares will be based on the unaudited net asset value of the Fund as of January 31, 2012.  The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed within approximately 60 days after March 31, 2012, the Fund's fiscal year end, and will be paid promptly thereafter.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Gottex Multi-Asset Endowment Fund – II

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

JD Clark & Company, 803 W Michigan St., Milwaukee, WI  53233, Tender Offer Administrator.

For additional information:  Phone: (888) 946-8839; Fax: (816) 860-3140.

PART 1.   NAME AND ADDRESS:

Account #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Address:
City, State, Zip
Social Security # or Taxpayer Identification #:
Telephone Number:

Advisor Account #:
Advisor Name:
Advisor Address
Advisor City, State, Zip
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2.   AMOUNT OF SHARES IN THE FUND BEING TENDERED:

☐ Entire amount of units or interest

☐ Portion of units or interest

$______________                                or           ______________ Number of Units

NOTE: If you invest in the fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request to ensure timely processing.

Gottex Multi-Asset Endowment Fund – II

PART 3.   PAYMENT.

Please Deliver All Proceeds via Federal Wire to the Following:

☐           Deliver All Proceeds to Custodian to Bank Account on Record
☐           Deliver All Proceeds to Broker/Dealer/RIA to Bank Account on Record
☐           Deliver All Proceeds to Bank Account on Record
☐           Deliver All Proceeds to New Bank Instructions (Must complete Part 4)

NOTE: Holdback payments will be delivered after the Fund’s audit is complete at the end of the Fiscal Year to the same instruction the tender proceeds are delivered to. If alternate payment instructions are needed for the holdback, please contact the Fund at the 888-946-8839 for instructions.

Promissory Note

The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Fund.

PART 4.  BANK INSTRUCTIONS

Bank Name:
ABA Routing Number:
Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

PART 5. SIGNATURE(S).

Signature	Print Name Investor/Custodian/Broker (and Title if applicable)

Signature	Print Name Investor/Custodian/Broker (and Title if applicable)

Signature	Print Name Investor/Custodian/Broker (and Title if applicable)

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR
TENDER REQUEST TO ENSURE TIMELY PROCESSING.

EXHIBIT D

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares in

GOTTEX MULTI-ASSET ENDOWMENT FUND - II

Tendered Pursuant to the Offer to Purchase
Dated January 31, 2012

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON JANUARY 31, 2012, UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return Or Deliver To:

JD Clark & Company
803 W Michigan St.

Milwaukee, WI  53233

Attn:  Tender Offer Administrator

For additional information:

Phone:  (888) 946-8839

Fax:     (816) 860-3140

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its shares of beneficial interest in Gottex Multi-Asset Endowment Fund - II (the "Fund") for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

This tender was in the amount of:

☐	All the Shares held by Shareholder.

☐
Portion of Shares expressed as a specific dollar value (A minimum amount of Shares with a value greater than $50,000 (or $25,000, in the case of certain Shareholders, as set forth in the Fund's Prospectus) must be maintained (the "Required Minimum Balance"))*.

$ ______________________

☐	Portion of Shares expressed as a specific number of Shares (Required Minimum Balance must be maintained).

______________________

☐	All Shares in excess of the Required Minimum Balance.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Shares previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

For Individual Investors and Joint Tenants:	For Other Investors:

Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)	Print Name of Investor

Print Name of Investor	Signature (Signature of Owner(s) Exactly as Appeared on Investor Certification)

Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Investor Certification)

Print Name and Title of Co-signatory

Date:    ____________________

EXHIBIT E

Forms of Letters from the Fund to Shareholders in Connection with the Fund's Acceptance of
Tenders of Shares.

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF
YOUR SHARES IN THE FUND.

 _______________________, 2012

Dear Shareholder:

Gottex Multi-Asset Endowment - II (the "Fund") has received and accepted for purchase your tender of shares of beneficial interest in the Fund ("Shares").

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note").  The Note entitles you to receive 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of January 31, 2012 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal, by approximately February 29, 2012, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2012 and is subject to fiscal year-end audit adjustment.  This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund Board of Trustees may determine, according to the terms of the tender offer.  We expect the audit to be completed by the end of May 2012.

Should you have any questions, please feel free to contact the Fund's administrator, JD Clark, at (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment - II

Enclosure

E-1

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR
SHARES IN THE FUND.
 _______________________, 2012

Dear Shareholder:

Gottex Multi-Asset Endowment - II (the "Fund") has received and accepted for purchase your tender of a portion of your shares of beneficial interest in the Fund ("Shares").

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note").  The Note entitles you to receive an initial payment equal to 100% of the purchase price based on the unaudited net asset value of the Fund as of January 31, 2012 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal by approximately February 29, 2012, unless the valuation date of the Shares has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

You remain a Shareholder of the Fund with respect to the portion of your Shares in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's administrator, JD Clark, at (888) 946-8839.

Sincerely,

Gottex Multi-Asset Endowment - II

Enclosure

E-2